July 12, 2024

John Cavan
Interim Chief Executive Officer
Hepion Pharmaceuticals, Inc.
399 Thornall Street, First Floor
Edison, NJ 08837

        Re: Hepion Pharmaceuticals, Inc.
            Registration Statement on Form S-1
            Filed July 11, 2024
            File No. 333-280752
Dear John Cavan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Sean Reid